Exhibit 99.6

LIQUIDATION TRUST AGREEMENT

CDC CORPORATION,

as Debtor,

and

MARCUS A. WATSON,

as Liquidation Trustee

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SECTION V	LIQUIDATION TRUST OVERSIGHT BOARD	16

A.	Duties and Powers	16
B.	Oversight Board Members	16
C.	Oversight Board is a Fiduciary	17
D.	Material Decisions	17
E.	Unanimous Decisions	18
F.	Conflicts	18
G.	Bylaws and Voting; Selection of Chair; Execution of Documents	18
H.	Reporting	18
I.	No Compensation; Reimbursement of Committee Members	19
J.	Termination	19

SECTION VI	DISTRIBUTIONS	19

A.	Application of Trust Assets	19
B.	Distributions	19
C.	Reserves Established by Liquidation Trustee	20
D.	Priorities	20
E.	Fractional and De Minimis Distributions	20
F.	Undeliverable Distributions	20
G.	Compliance with Laws	20
H.	Repurchase of Beneficial Interests	20

SECTION VII	REPORTS, TAX MATTERS, BOOKS AND RECORDS	20

A.	Initial Valuation	20
B.	Annual Financial Statements and Statement to Beneficiaries	20
C.	Quarterly Filings with Bankruptcy Court and U.S. Trustee	21
D.	Federal Income Tax	21
E.	Other Filings	21
F.	Disputed Ownership Fund - Tax Effect	21
G.	Qualified Settlement Fund - Tax Effect	22
H.	Books and Records	22

SECTION VIII	LIMITATION OF LIABILITY	22

A.	Exculpation	22
B.	Indemnification	23

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SECTION IX	SUCCESSOR LIQUIDATION TRUSTEE	23

A.	Removal	23
B.	Resignation; Death	24
C.	Continuation of Liquidation Trust	24

SECTION X	EVIDENCE OF AND NON-TRANSFERABILITY OF BENEFICIARY’S INTERESTS	25

A.	Beneficial Interests Maintained in Book Entry Form	25
B.	Non-Transferability of Beneficial Interests	25
C.	Limited Exception to Non-Transferability of Beneficial Interests	25
D.	Beneficial Interests in Liquidation Trust Not a Security	25

SECTION XI	MISCELLANEOUS	26

A.	Amendment; Waiver	26
B.	Intention of Parties to Establish Grantor Trust	26
C.	Successor; Preservation of Privilege	26
D.	Bankruptcy Court Jurisdiction	26
E.	Books and Records	27
F.	Governing Law	27
G.	Severability	27
H.	Notices	27
I.	Notices if to a Beneficiary	29
J.	Third-Party Beneficiary	29
K.	Headings	29
L.	Counterparts	29
M.	Definitions; Rules of Construction	30

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LIQUIDATION TRUST AGREEMENT

THIS LIQUIDATION TRUST AGREEMENT (this “Agreement”) is made this          day of                 , 2012, by and among CDC Corporation, a Cayman Islands exempted company (the “Debtor”), and Marcus A. Watson (“Watson”), and together with any successors, in his capacity as Liquidation Trustee under the Plan (in such capacity, the “Liquidation Trustee”).

PRELIMINARY STATEMENTS:

A. On October 4, 2011, Debtor filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Northern District of Georgia (the “Bankruptcy Court”).

B. By Order, dated September 6, 2012 [Dkt. No. 551], the Bankruptcy Court confirmed the Second Amended Joint Plan of Reorganization of CDC Corporation dated August 29, 2012 [Dkt. No. 542] (as same has been or may be further amended or restated, the “Plan”).

C. The Plan provides for the establishment of a liquidation trust for federal income tax purposes in which Assets of the Debtor shall vest on the Plan’s Effective Date. The purpose of the liquidation trust is to appoint a trustee to liquidate the Assets of the Debtor and make the distributions provided for under the Plan.

D. As provided under the Plan and in this Agreement, the Liquidation Trust (as defined below) shall (i) accept the Assets of the Debtor transferred to the Liquidation Trust or cause any Liquidation Trust Entity (as defined below) to accept the Assets of the Debtor transferred to such Liquidation Trust Entity, free and clear of Liens, except as provided under the Plan, and (ii) distribute Assets of the Debtor’s Estate to the holders of Allowed Equity Interests in the Debtor.

E. This Agreement establishes the Liquidation Trust, allows the Liquidation Trust to establish any Liquidation Trust Entity to further the purposes of this Agreement, appoints the Liquidation Trustee for the Liquidation Trust, gives the Liquidation Trust certain rights and powers with respect to any such Liquidation Trust Entity, and provides the framework within which the Liquidation Trustee shall carry out its duties and implement key provisions of the Plan. As provided below, all distributions the Liquidation Trustee makes to creditors and holders of Equity Interest shall be made in accordance with the Plan, this Agreement and § 301,7701-4(d) of the Treasury Regulations issued pursuant to the Internal Revenue Code (the “Treasury Regulations”). In accordance with such Treasury Regulations, the Liquidation Trust has no objective to continue or engage in the conduct of a trade or business. The Liquidation Trust contains a fixed determinable termination date that is not more than five (5) years from the date of creation of the Liquidation Trust, subject to extension as set forth herein based on all of the facts and circumstances.

F. Capitalized terms used herein without definition shall have the respective meanings assigned to such terms in the Plan.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and in the Plan, the Debtor and the Liquidation Trustee agree as follows:

SECTION I

APPOINTMENT OF LIQUIDATION TRUSTEE

Marcus A. Watson shall serve as the Liquidation Trustee under the Plan, and Watson hereby accepts such appointment and agrees to serve in such capacity, effective upon the Effective Date of the Plan.

SECTION II

LIQUIDATION TRUST

A. Establishment. Pursuant to the Plan, the Debtor and the Liquidation Trustee hereby establish the “CDC Liquidation Trust” (the “Liquidation Trust”)1 on behalf of, and for the benefit of, the Holders of Allowed Equity Interests of the Debtor (whether such Interests are Allowed as of or subsequent to the Effective Date) (collectively, the “Beneficiaries”). Subject to retention of the Reserve for Effective Date Available Cash provided for in Section 7.22 of the Plan, and except as provided for herein, the Liquidation Trust shall be vested with title to all Assets of the Debtor.

B. Funding.

1.	Transfer of Title. The Debtor hereby transfers, assigns, and delivers to the Liquidation Trust, effective as of the Effective Date, for the benefit of the Beneficiaries with Equity Interests in the Debtor, all of the Debtor’s right, title and interest in and to all of its Assets, including without limitation, all Claims and Causes of Action of its Estate, provided, however, (i) the Debtor hereby retains its right, title and interest in the Reserve for Effective Date Available Cash pursuant to the terms of the Plan, (ii) the Debtor hereby retains its title to, and transfers beneficial title to, its Retained Assets pursuant to Section II.B.2(i), and (iii) the Debtor may transfer its title to any Asset to any Entity created by the Liquidation Trust in accordance with Section II.B.2(ii); provided, further, that all Assets as to which legal or beneficial title is transferred to the Liquidation Trust or any Entity created by the Liquidation Trust are transferred free and clear of any Lien, Claim or interest of any other Person except as provided in the Plan. The “Trust Assets” shall mean (a) all Assets as to which legal and beneficial title are transferred to the Liquidation Trust by the Debtor, and (b) the beneficial title to all Retained Assets as to which legal title is retained by the Debtor. The Assets transferred to any Entity created by the Liquidation Trust in accordance with Section II.B.2(ii) (each, a “Liquidation Trust Entity”) are not Trust Assets, but the Liquidation Trust’s equity interest in such Liquidation Trust Entity is a Trust Asset. In accordance with § 1123(b) of the Bankruptcy Code, the Liquidation Trust shall be vested with, retain and may exclusively enforce, prosecute and resolve any or all Causes of Action that the Debtor, the Estate or the Equity Committee may have against any Person.

[1]	As used in this Agreement, the terms “CDC Liquidation Trust” or “Liquidation Trust” shall have the same meaning as the term “Liquidation Trust” used in the Plan.

The Liquidation Trustee hereby agrees to transfer to the Debtor 38,135,399 units in the Liquidation Trust as Beneficial Interests in the Liquidation Trust to be transferred by the Debtor to the Holders of Equity Interests as consideration for the purchase of such Holders’ Equity Interests. The Liquidation Trustee hereby accepts and agrees to hold the Trust Assets of the Debtor in trust for the Beneficiaries with Allowed Interests in the Debtor, in accordance with the terms of this Agreement and the Plan.

2.	Retained Assets; Assets Transferred to a Liquidation Trust Entity; Abandonment of Trust Assets.

(i)	Retained Assets.

From time to time on and after the Effective Date, the Liquidation Trustee may elect for convenience purposes to retain in the Debtor legal title to certain Assets of the Debtor and shall identify on Exhibit B hereto any such Assets (collectively, the “Retained Assets”). As to any such Asset, the Liquidation Trust shall acquire beneficial ownership of, but shall not have legal title to, such Asset. The Liquidation Trustee may in its discretion amend or modify Exhibit B from time to time. Upon the identification of such Retained Assets on Exhibit B, the beneficial title to those Retained Assets will be deemed conveyed as of the Plan’s Effective Date. The Liquidation Trustee shall update Exhibit B from time to time to reflect all assets that shall constitute Retained Assets under this Agreement. The Liquidation Trust shall have no responsibility for or liability pertaining to the Retained Assets, except as provided in this Agreement. Upon the liquidation of any Retained Assets by the Debtor, the Liquidation Trustee shall promptly cause such proceeds to be paid to the Liquidation Trust in satisfaction of its obligations under the Plan.

(ii)	Asset Transferred to or Held in a Liquidation Trust Entity.

From time to time on and after the Effective Date, the Debtor may convey all its right, title and interest in any Asset (including its legal title to any Retained Asset), and the Liquidation Trustee may contribute all of its right, title and interest in any Trust Asset (including its beneficial title to any Retained Asset), to any Liquidation Trust Entity that the Liquidation Trust may form, so that such Liquidation Trust Entity has all legal and beneficial title thereto. All the benefits of ownership and liabilities with respect to such Asset or Trust Asset conveyed (hereinafter an “Entity Asset”) shall transfer to such Liquidation Trust Entity. The Liquidation Trust shall have no responsibility for or liability pertaining to any Entity Asset, except as provided in this Agreement, but shall have the rights and limitation of liability protections that inure to the Liquidation Trust as the equity owner of such Liquidation Trust Entity.

(iii)	Abandonment of Trust Assets.

From time to time on and after the Effective Date, the Liquidation Trust or a Liquidation Trust Entity may, with the approval of the Oversight Board, abandon any Trust Asset or Entity Asset (including any Retained Asset as to which it has beneficial ownership) to the Debtor so that the Debtor has legal and beneficial title thereto. Further, the Liquidation Trustee may cause the Debtor to create an Entity to own and hold such asset. All the benefits of ownership and liabilities with respect to such asset shall transfer to such Debtor or Entity. The Liquidation Trust shall have no responsibility for or liability pertaining to any asset owned by the Debtor or any Entity created by the Debtor.

3.	Transfer Is Subject to Liabilities. The Assets of the Debtor as to which legal or beneficial title is transferred to the Liquidation Trust or any Liquidation Trust Entity are hereby transferred subject to the following liabilities, if any, which arise out of or relate to any known or unknown Claim against the Debtor or its Estate (the “Liabilities”):

i. all Allowed Administrative Claims, Allowed Fee Claims, Allowed Priority Tax Claims, Allowed Priority Claims, Allowed General Unsecured Claims, and Disbursing Agent Expenses to the extent the Effective Date Available Cash is insufficient to pay such Allowed Claims;

ii. all U.S. Trustee fees until such time as the Bankruptcy Court enters a final decree closing the Debtor’s Chapter 11 Case; but

iii. excluding, however, any Claims that have been barred by, or satisfied under, the Plan.

4.	Plan Distributions and Reserves. The Liquidation Trust is hereby deemed vested with title to the Trust Assets on the Effective Date, excluding the Effective Date Cash Available Cash. The Liquidation Trustee shall distribute from the Trust Assets all distributions provided for in the Plan, but excluding those to be paid by the Disbursing Agent pursuant to the Plan. As provided in Section VI, the Liquidation Trustee shall also establish (1) a Disputed Equity Interest Reserve, and (2) a Liquidation Trust Expense Reserve to ensure that the Liquidation Trust has adequate capital to permit the Liquidation Trust to liquidate the Trust Assets, to permit any Liquidation Trust Entity to liquidate its Entity Assets, and to permit the Debtor to liquidate its Retained Assets.

C. Purpose. The Liquidation Trust shall be established for the primary purpose of liquidating and distributing the Trust Assets to the Beneficiaries and payment of Liquidation Trust Expenses with no objective to continue or engage in the conduct of a trade or business, except to the extent reasonably necessary to, and consistent with, the liquidation purpose of the Liquidation Trust.

D. Beneficiaries Deemed Grantors of Liquidation Trust. It is intended that the Liquidation Trust will be treated as a “liquidation trust” within the meaning of Treasury Regulation §301.770 1-4(d) and as a grantor trust pursuant to IRC Sectionss 671-677. The primary purpose of the Liquidation Trust is the liquidation and distribution of the Trust Assets, with no objective to continue or engage in the conduct of a trade or business, except to the extent reasonably necessary to, and consistent with, the liquidation purpose of the Liquidation Trust. Accordingly, for federal income tax purposes, the transfer of Trust Assets, subject to the assumption of liabilities on a non-recourse basis to the Beneficiaries, to the Liquidation Trust shall be treated by the Estate and the Liquidation Trustee as a deemed transfer of such Trust Assets, subject to the assumption of liabilities, by Debtor and the Estate to holders of Allowed Equity Interests in Class 3A, and a deemed further transfer by such holders to the Liquidation Trust in exchange for Beneficial Interests therein. For federal income tax purposes, the holders of Allowed Equity Interests in Class 3A shall be treated by the Estate and the Liquidation Trustee as the grantors of the Liquidation Trust and as the deemed owners of the assets of the Liquidation Trust, and the Liquidation Trust shall not be treated as a successor of Debtor. Notwithstanding anything to the contrary contained in the Plan, the failure of the Liquidation Trust to be treated for tax purposes in the manner and/or with the effects contemplated by this Section 7.14 shall not limit or affect the validity or formation of the Liquidation Trust or the effectiveness of the Plan or the power or authority of the Liquidation Trustee, and the Liquidation Trustee shall be entitled to take such steps or actions as the Liquidation Trustee deems appropriate or advisable, in order to further or support the tax treatment and effects contemplated by this Section

E. Documentation of Trust Assets. The Debtor shall, on or prior to the Effective Date, execute such documents as shall be reasonably required to evidence the transfer to the Liquidation Trust or any Liquidation Trust Entity on behalf of the Beneficiaries effective as of the Effective Date (in accordance with Section B.1 and B.2 of this Article II) any and all of the Debtor’s real and personal property (other than legal title to any Retained Assets) to form the Trust Assets or the Entity Assets. The Debtor shall have no further obligation to provide any funding with respect to the Liquidation Trust, except for (i) the transfer of any Cash remaining in the Reserve for Effective Date Available Cash after payment of all Allowed Claims pursuant to Section 7.22 of the Plan and (ii) proceeds from any liquidation of any Retained Assets as provided in Section II.B.2.

F. Initial Valuation of Trust Assets. The Liquidation Trustee shall, in consultation with the Liquidation Trust Oversight Board (the “Oversight Board”), make a good faith determination of the fair market value of the Trust Assets transferred to the Liquidation Trust as of the Effective Date and file such valuation with the Bankruptcy Court. The Liquidation Trustee and all holders of Allowed Equity Interests in Class 3A shall use these values for the Trust Asset transferred to the Liquidation Trust consistently for all federal income tax purposes. Such valuation shall include the value of the Liquidation Trust’s equity in any Liquidation Trust Entity and the Liquidation Trust’s beneficial ownership of any Retained Assets.

G. Termination. The Liquidation Trust shall terminate at such time as (i) all Disputed Equity Interests have been resolved, (ii) all of the Trust Assets have been liquidated, (iii) all duties and obligations of the Liquidation Trustee under the Plan and this Agreement have been fulfilled, (iv) all distribution of all Trust Assets and the full performance of all other duties and functions of the Liquidation Trustee under the Plan and this Agreement, and (v) the Chapter 11 Case has been closed, or as otherwise ordered by the Bankruptcy Court. Notwithstanding the foregoing, the Liquidation Trust shall terminate no later than the fifth (5th) anniversary of the date the Liquidation Trust is created; provided, however, the term of the Liquidation Trust, subject to the approval of the Bankruptcy Court, may be extended for a finite period if it is necessary to the liquidating purpose thereof. Multiple extensions can be obtained. Each extension shall be approved by the Bankruptcy Court within six months of the extended term.

SECTION III

LIQUIDATION TRUSTEE

A. Liquidation Trustee Is a Fiduciary. The Liquidation Trustee’s powers are exercisable solely in a fiduciary capacity consistent with, and in furtherance of, the purposes of the Liquidation Trust. The Liquidation Trustee may deal with the Trust Assets, Entity Assets or Retained Assets, as permitted by the provisions hereof. The Liquidation Trustee shall have the authority to bind the Liquidation Trust and for all purposes hereunder shall be acting in the capacity as Liquidation Trustee and not individually.

B. Scope of Authority. Except as otherwise provided in the Plan, the Confirmation Order, or this Agreement, the Liquidation Trustee shall have all authority to take all steps deemed by the Liquidation Trustee to be necessary, appropriate, or desirable to accomplish the purposes of the Plan and to administer and/or otherwise control or exercise authority over the Trust Assets, including without limitation, over the acquisition, management and disposition thereof, and over the management and conduct of the administration of the Liquidation Trust, including, without limitation, to cause or authorize distributions to the Beneficiaries (and other distributions as allowed pursuant to the Plan), to review and maintain objections to or compromise Claims, and to pursue and/or compromise Estate Causes of Action after consultation with the Oversight Board. The Liquidation Trustee shall in an expeditious but orderly manner liquidate and convert to Cash the Trust Assets, the Entity Assets and the Retained Assets, make distributions and not unduly prolong the duration of the Liquidation Trust. In so doing, the Liquidation Trustee shall exercise its reasonable business judgment in liquidating the Trust Assets. Without limiting the foregoing, and without any further Bankruptcy Court approval (except as specifically required herein) and without the approval of the Oversight Board (except as specifically required herein), and subject in all respects to the other terms and conditions of this Agreement, the Plan, and the Confirmation Order, the Liquidation Trustee shall have the power and authority to take the following actions:

(1)	by any means permitted by law, liquidate the Trust Assets, cause any Liquidation Trust Entity to liquidate its Entity Assets, and cause the Debtor to liquidate its Retained Assets, including, without limitation, the sale of such assets and the prosecution or settlement of Causes of Action;

(2)	handle the prosecution or settlement of objections to and estimations of Claims;

(3)	calculate and implement all distributions in accordance with the Plan; whether to be made on or after the Effective Date of the Plan;

(4)	manage the wind-down of the Debtor’s operations, if any, including filing tax returns of the Debtor (including the filing of final tax returns and the payment of any taxes shown thereon, and the right to request an expedited determination under § 505 of the Bankruptcy Code), settling or satisfying Administrative Claims, Priority Tax Claims, and Priority Claims, and completing any sales of Assets that were not completed as of the Effective Date (including on behalf of the Debtor any sale of Retained Assets);

(5)	file pleadings and papers and seek relief before the Bankruptcy Court or other courts of competent jurisdiction, where appropriate;

(6)	hold legal or beneficial title to the Trust Assets;

(7)	protect and enforce the rights to the Trust Assets vested in the Liquidation Trustee by this Agreement by any method deemed appropriate including, without limitation, by judicial proceedings or pursuant to any applicable law and general principles of equity;

(8)	take all actions, including the power to initiate, commence, prosecute, litigate, defend, compromise, collect, settle and/or otherwise administer Claims, Equity Interests, and Causes of Action, where appropriate, and in consultation with the Oversight Board as required herein hereof, and in connection therewith to participate in or initiate any proceeding before the Bankruptcy Court or any other court of competent jurisdiction and voluntarily participate as a party in any administrative proceeding, arbitration, mediation or other non-judicial proceeding;

(9)	establish, maintain and terminate accounts at banks and other financial institutions, in a clearly specified fiduciary capacity, in which the Trust Assets or other Cash and property of the Liquidation Trust may be deposited, and draw checks or make withdrawals from such accounts on the sole signature of the Liquidation Trustee;

(10)	execute any document or pleading, and file any pleading, incidental to the exercise of any of the Liquidation Trustee’s powers granted herein (whether relating to the Trust Assets, any Entity Assets or any Retained Assets), including the exercise of the Debtor’s or the Equity Committee’s respective rights as such rights existed prior to the Effective Date to conduct discovery and oral examinations of any party under Rule 2004 of the Federal Rules of Bankruptcy Procedure;

(11)	determine and satisfy any and all liabilities created, incurred or assumed by the Liquidation Trust;

(12)	pay all Liquidation Trust Expenses, make distributions, and pay other obligations owed by the Debtor, the Estate, or the Liquidation Trust from the Trust assets, including U.S. Trustee Fees, cause any Liquidation Trust Entity to pay any fees, expenses, and all other payments relating to, the administration, management, maintenance, operation, preservation or liquidation of its Entity Assets, and cause the Debtor to do so with respect to its Retained Assets;

(13)	file or cause to be filed, if necessary, any and all tax and information returns with respect to the Debtor, the Estate, the Liquidation Trust or any Liquidation Trust Entity, and pay or cause to be paid taxes properly payable by the Debtor, the Estate, the Liquidation Trust or any Liquidation Trust Entity, if any;

(14)	seek ruling(s) or other guidance from the Internal Revenue Service, state tax authorities or other governmental entities as to the status of the Liquidation Trust for tax purposes and the correct tax treatment of any income, payment or asset or the correct tax filing requirements relating to the same, all as the Liquidation Trustee shall deem necessary and appropriate;

(15)	obtain insurance coverage with respect to the liabilities and obligations of the Liquidation Trustee and the Liquidation Trust (including as an officer, director, manager, shareholder or member of any Liquidation Trust Entity or Debtor), in the form of an errors and omissions policy, fiduciary policy or otherwise; provided, however, the Liquidation Trust is a successor of the Debtor for the purposes of continuing to receive benefits under insurance policies entered into by the Debtor;

(16)	obtain or cause to be obtained insurance coverage with respect to real and personal property which is or may become Trust Assets, Retained Assets or Entity Assets;

(17)	dissolve any Entity (including the Debtor or Liquidation Trust Entity), terminate joint ventures, and otherwise wind up any Entity;

(18)	create any Entity (referred to as a Liquidation Trust Entity) for the purpose of holding or managing Entity Assets, or in connection with the sale or other disposition thereof or for any other purpose, and exercise on behalf of such Liquidation Trust Entity all the corporate or limited liability company or other powers available to such Liquidation Trust Entity under applicable law, and cause such Liquidation Trust Entity to dividend, as a return on capital, the net proceeds from the sale of Entity Assets, all such powers to be exercised in a manner that is consistent with the other provisions of this Agreement;

(19)	execute rights of setoff against any and all Claims, Equity Interests, rights and Causes of Action of any nature that the Liquidation Trustee may at any time hold against such Holder; provided, however, that neither the failure to effect such a setoff nor the allowance of any Claim or Equity Interest under or in accordance with the Plan shall constitute a waiver or release by the Liquidation Trustee of any such Claim, Equity Interest, right or Cause of Action that the Liquidation Trustee may at any time possess against such Holder;

(20)	retain and pay, or cause to be retained and paid, law firms to aid the Liquidation Trustee in the prosecution of any Causes of Action that constitute Trust Assets or Entity Assets, and to perform such other functions as may be appropriate, including advising or assisting the Liquidation Trustee in the discharge of its duty as Liquidation Trustee. The Liquidation Trustee may commit the Liquidation Trust to and shall pay such law firms’ reasonable compensation for services rendered and expenses incurred. A law firm shall not be disqualified because it was counsel to the Debtor or the Equity Committee or its members or continues to serve as counsel to the Debtor;

(21)	retain and pay, or cause to be retained and paid, public accounting firms to perform such reviews and/or audits of the financial books and records of the Liquidation Trust and any Liquidation Trust Entity, and to prepare and file any tax returns or informational returns for the Liquidation Trust and any Liquidation Trust Entity, or to consult on matters impacting the Liquidation Trust or any Liquidation Trust Entity. The Liquidation Trustee may commit the Liquidation Trust to pay, and shall cause any Liquidation Trust Entity to pay, any such accounting firm’s reasonable compensation for services rendered and expenses incurred;

(22)	retain and pay such other Professional Persons or third parties as necessary or appropriate to assist the Liquidation Trustee in carrying out its powers and duties under this Agreement. The Liquidation Trustee may commit the Liquidation Trust to pay, and shall cause any Liquidation Trust Entity to pay, all such persons or entities reasonable compensation for services rendered and expenses incurred;

(23)	employ employees to assist the Liquidation Trustee in carrying out its powers and duties under this Agreement. The Liquidation Trustee shall pay all such employees reasonable salaries in the amounts it shall determine are appropriate. If the Liquidation Trustee employs employees, it shall establish payroll procedures and pay any and all federal, state or local tax withholding required under applicable law with respect to such employees, obtain workers’ compensation insurance, and take all other actions it deems necessary;

(24)	invest any moneys held as part of the Trust Assets in accordance with the terms of Section III.F.2 hereof;

(25)	represent the interests of the Beneficiaries with respect to any matters relating to the Plan, this Agreement, the Liquidation Trust, or any Liquidation Trust Entity affecting the rights of such Beneficiaries; and engage in any transaction necessary or appropriate to the foregoing or to facilitate implementation of the Plan and the Confirmation Order, including but not limited to, entering into, performing and exercising rights under contracts and leases on behalf of the Liquidation Trust or any Liquidation Trust Entity;

(26)	serve as a director, officer or manager of the Debtor and any of its subsidiaries, with the power to appoint and remove any director, officer or manager of the Debtor and any of its subsidiaries, and in such capacities act as the Liquidation Trustee deems appropriate with respect to any and all matters impacting the Debtor or any of its subsidiaries after the Effective Date, all as determined by the Liquidation Trustee and in accordance with this Agreement; and

(27)	such other responsibilities and powers as may be vested in or assumed by the Liquidation Trustee (in it capacity as such or in its capacity as an officer, director, manager, shareholder or member of any Liquidation Trust Entity) pursuant to the Plan or Bankruptcy Court Order or not inconsistent therewith, or as may be necessary and proper to carry out the provisions of the Plan.

C. Power to Declare Disputed Ownership Funds. The Liquidation Trustee shall be permitted to make the election described in § 1.468B-9(c)(2)(ii) of the Treasury Regulations to treat any portion of the Liquidation Trust subject to Disputed Claims or Interests as a “disputed ownership fund.” The Liquidation Trustee may establish one or more disputed ownership funds with respect to Disputed Claims or Interests. The Liquidation Trustee may also, to the extent permitted by law, make such an election for state and local income tax purposes. If the election is made to treat any Disputed Claims or Interests as a “disputed ownership fund,” then the Liquidation Trust may (i) allocate taxable income or loss to such Disputed Claims or Interests, with respect to any given taxable year (but only for the portion of the taxable year with respect to which such Claims are Disputed), and (ii) distribute Liquidation Trust Assets from the Disputed Interest Reserve as, when, and to the extent, such Claims or Interests that are Disputed cease to be Disputed, whether by virtue of becoming Allowed or otherwise resolved, subject to such approval of the Bankruptcy Court, if any, as may be required. The Beneficiaries will be bound by such election, if made by the Liquidation Trustee, and, as such, will, for U.S. federal income tax purposes (and, to the extent permitted by law, for state and local income tax purposes), report consistently therewith.

D. Power to Establish Qualified Settlement Funds. The Liquidation Trustee shall be permitted to establish one or more “qualified settlement funds” within the meaning of the Internal Revenue Code and related Treasury Regulations with respect to any Claims for which a “qualified settlement fund” is required or permitted by law.

E. Proof of Authority. No person dealing with the Liquidation Trust or any Liquidation Trust Entity shall be obligated to inquire into the authority of the Liquidation Trustee or a Trust Administrator in connection with the protection, conservation or disposition of Trust Assets or Liquidation Trust Assets. It is intended that a signed copy of this Agreement serves as adequate proof of the authority of the Liquidation Trustee to act, if such proof is required for any reason by any third party. If proof of authority of a Trust Administrator is required for any reason by any third party, it is intended that a signed copy of this Agreement, together with a letter signed by the Liquidation Trustee confirming that such Person is as of a relevant date a Trust Administrator, serve as adequate proof of the authority of a Trust Administrator to act. If proof of authority of a director, officer or manager of the Debtor or any of its subsidiaries is required for any reason by any third party, it is intended that a signed copy of this Agreement, together with a letter signed by the Liquidation Trustee confirming that such Person is as of a relevant date a director, officer or manager of such entity, serve as adequate proof of the authority of such Person to act.

F. Limitations on Liquidation Trustee’s Authority; Permitted Investments.

1.	No Trade or Business. The Liquidation Trustee shall not and shall not be authorized to engage in any trade or business with respect to the Trust Assets (and shall not allow any Liquidation Trust Entity to do so with respect to Entity Assets) or any proceeds therefrom, except to the extent reasonably necessary to, and consistent with, the liquidating purpose of the Liquidation Trust within the meaning of Treasury Regulation § 301.7701-4(d). The Liquidation Trustee shall take such actions consistent with the orderly liquidation of the Trust Assets and the Entity Assets as required by applicable law and consistent with the treatment of the Liquidation Trust as a liquidating trust under Treasury Regulation § 301.7701-4(d).

2.	Permitted Investments. The Liquidation Trustee is authorized to invest Trust Assets only in investments (a) that are consistent with the provisions of § 345 of the Bankruptcy Code unless ordered otherwise by the Bankruptcy Court and (b) that a liquidating trust within the meaning of Treasury Regulation § 301.7701-4(d) may be permitted to hold, pursuant to the Treasury Regulations, whether set forth in IRS rulings, notices, guidelines or other IRS pronouncements. Subject to the foregoing, investments of Trust Assets (i) shall be administered in view of the manner in which individuals of ordinary prudence, discretion and judgment would act in the management of their own affairs and (ii) shall be limited to demand and time deposits, such as certificates of deposit, having maturities of not more than one year, and U.S. Treasury bills or other temporary liquid investments that are readily convertible to known amounts of Cash. The Liquidation Trustee shall have no liability for interest or producing income on any moneys received by the Liquidation Trust hereunder, and held for distribution or payment to the Beneficiaries, except for interest income actually received by the Liquidation Trustee. The Liquidation Trustee shall have no responsibility or liability for or by reason of or in connection with the financial performance of, or any diminution in value or losses suffered or incurred in connection with, any of such investments, or the solvency of any bank or other financial institution. The Liquidation Trustee shall cause any Liquidation Trust Entity to comply with this paragraph as regards any Entity Assets comprised of Cash.

3.	Oversight Board. The Liquidation Trustee must regularly consult with and seek approval from the Oversight Board regarding the prosecution and/or settlement of Causes of Action as described in Section V.D herein.

4.	Bankruptcy Court Approval. The Liquidation Trustee must obtain approval by the Bankruptcy Court of any settlements of Causes of Action as described in Section V.D. herein.

5.	No Investment Company. The Liquidation Trustee shall not take any action that would result in the Liquidation Trust becoming subject to registration as an “investment company” pursuant to the Investment Company Act of 1940, as amended.

6.	No Commingling. All moneys and other Assets received by the Liquidation Trust shall, until distributed or paid over as herein provided, be held in trust for the benefit of the Beneficiaries, but need not be segregated from other Trust Assets, unless and to the extent required by law or by the Plan. The Liquidation Trustee shall not commingle any of the Trust Assets with its own property or the property of any other Person, except that Trust Assets may be deposited in an IOLTA account maintained by legal counsel for the Liquidation Trust. The Liquidation Trustee shall cause any Liquidation Trust Entity to comply with this paragraph as regards any Entity Assets comprised of Cash.

G. Reliance by Liquidation Trustee.

1.	The Liquidation Trustee, and the Liquidation Trustee’s agents (including any Trust Administrator), may rely upon, and shall be protected in acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

2.	The Liquidation Trustee, and the Liquidation Trustee’s agents (including any Trust Administrator), may consult with legal counsel, financial or accounting advisors, and other professionals to be selected by the Liquidation Trustee, and neither the Liquidation Trustee nor such agent shall be liable for any action taken or omitted to be taken by it in accordance with the advice thereof.

3.	Persons dealing with the Liquidation Trustee or any of the Liquidation Trustee’s agents (including any Trust Administrator) shall look only to the Trust Assets to satisfy any liability incurred by the Liquidation Trustee or the Liquidation Trust to such Person in carrying out the terms of this Agreement. The Liquidation Trustee shall have no personal obligation to satisfy any such liability, except to the extent such liability or obligation is determined by a Final Order to have resulted primarily and directly from the Liquidation Trustee’s gross negligence, fraud, or willful misconduct.

H. Authorization to Expend Trust Assets. The Liquidation Trustee may incur reasonable and necessary expenses in liquidating and converting to Cash the Trust Assets, any Liquidation Trust Entity’s Entity Assets, and any Debtor’s interest in Retained Assets. Such expenses shall be payable from the corpus of the Liquidation Trust with a priority that is senior to distributions to Beneficiaries. Without limiting the foregoing, the Liquidation Trustee may expend the Trust Assets (i) to pay fees and expenses of administration of the Liquidation Trust to perform the Liquidation Trustee’s obligations under this Agreement, or to cause any Liquidation Trust Entity or Debtor to liquidate its asset for the benefit of this Liquidation Trust (including, but not limited to, the fees and expenses of the Liquidation Trustee, expenses of the Oversight Board members and fees and expenses of their respective counsel, any taxes imposed on the Liquidation Trust or in respect of the Trust Assets, and fees and expenses in connection with litigation), and (ii) to satisfy other liabilities incurred or assumed by the Liquidation Trust or to which the Trust Assets or Entity Assets are otherwise subject under the Plan in accordance with this Agreement, the Plan or the Confirmation Order. With respect to any Entity Assets, the Liquidation Trustee may expend Trust Assets to cause any Liquidation Trust Entity to monetize its Entity Assets, and to maintain such assets until they are sold and the proceeds remitted to the Liquidation Trust. With respect to any Retained Assets, the Liquidation Trustee may expend Trust Assets to cause the Debtor to monetize the Retained Assets to which the Debtor has legal title, and to maintain such assets until they are sold and the proceeds remitted to the Liquidation Trust. The Liquidation Trustee shall not need the approval of the Bankruptcy Court to make any payment that the Liquidation Trustee is authorized to make under this Agreement.

I. Trust Administrator. The Liquidation Trustee may appoint one or more Persons to serve with the designation of Trust Administrators for the Liquidation Trust (each, a “Trust Administrator”). A Trust Administrator shall serve at the discretion of the Liquidation Trustee. The appointment or removal of a Trust Administrator shall be set forth in a letter or other notice of appointment or removal, addressed to such Person and signed by the Liquidation Trustee, and shall be effective on the date stated in such notice. It shall be the duty of any Trust Administrator to assist the Liquidation Trustee in the performance of the Liquidation Trustee’s routine and administrative duties under this Agreement. In furtherance of the foregoing, a Trust Administrator shall have the authority to take any of the following actions, in the name of or on behalf of the Liquidation Trust or any Estate of the Debtor:

1.	handle all matters relating to the administration of Trust Assets owned by the Liquidation Trust, including without limitation the execution of documents on behalf of the Liquidation Trust or the Estate of the Debtor;

2.	deposit funds into or transfer funds among any of the accounts maintained by the Trust, on the sole signature of the Trust Administrator or its authorized officer;

3.	withdraw funds from any general operating account of the Liquidation Trust, on the sole signature of the Trust Administrator or its authorized officer, to pay routine or ordinary expenses of the Liquidation Trust;

4.	obtain and preserve the Liquidation Trust’s qualification to do business in any jurisdiction in which such qualification is necessary;

5.	assist the Liquidation Trustee in the routine tasks of the Liquidation Trustee, in its capacity as an officer, director, manager, shareholder or member of any Liquidation Trust Entity or the Debtor, and handle all of the matters described in paragraphs 1 through 4 above, but with respect to the Retained Assets or the Entity Assets, as applicable; and

6.	comply with any written directive of the Liquidation Trustee with respect to administrative matters or the routine operations of the Liquidation Trust.

In no event shall a Trust Administrator have the authority to withdraw funds or assets from any of the Liquidation Trust’s deposit, time, investment or securities accounts, other than (i) if necessary to effect transfers among such accounts or (ii) to withdraw funds from any general operating account of the Liquidation Trust to pay routine or ordinary expenses of the Liquidation Trust. All such transfers and withdrawals shall be reflected in the books and records of the Liquidation Trust.

J. Post Effective Date Management. As provided in the Plan the Debtor may continue to exist after the Effective Date. Thus, after the establishment of the Liquidation Trust and the appointment of the Liquidation Trustee, the Debtor may continue to act, by and through its directors, officers and managers, to the fullest extent provided under their respective articles, bylaws, limited liability company agreements and other organizational documents, and applicable law.

K. Compensation.

1.	The Liquidation Trust shall reimburse the Liquidation Trustee for the actual reasonable out-of-pocket expenses incurred by the Liquidation Trustee, including, without limitation, necessary travel, lodging, postage, telephone and facsimile charges upon receipt of periodic billings.

2.	Subject to such adjustments as may be agreed to from time to time by the Oversight Board and the Liquidation Trustee, the Liquidation Trustee and employees or agents of the Liquidation Trustee shall be entitled to receive compensation pursuant to that certain engagement letter attached hereto as Exhibit A for services rendered on behalf of the Liquidation Trust. Any change in compensation must be agreed to by the Oversight Board and the Liquidation Trustee, and further Order of the Bankruptcy Court is not required.

3.	The Trust Assets shall be subject to the Claims of the Liquidation Trustee and agents that the Liquidation Trustee may engage as described in such engagement letter, and the Liquidation Trustee shall be entitled, out of any Cash in the Liquidation Trust, to pay compensation to itself and such agents, and reimburse itself and such agents for all actual out-of-pocket expenses, and satisfy or recover any and all loss, liability, expense, or damage which the Liquidation Trustee or such agents may incur or sustain in good faith in the exercise and performance of any of the powers and duties of the Liquidation Trustee.

4.	All compensation and other amounts payable to the Liquidation Trustee, for itself or such agents, shall be paid from the Trust Assets. If the Cash in the Liquidation Trust shall be insufficient to compensate and reimburse the Liquidation Trustee and such agents, as the case may be, for any amounts to which the Liquidation Trustee, for itself or its agents, is entitled hereunder, then the Liquidation Trustee is hereby authorized to reduce to Cash in a commercially reasonable manner that portion of the Trust Assets necessary so as to effect such compensation and reimbursement.

5.	The Liquidation Trustee shall not be required to file a fee application to pay any compensation provided for under this Agreement, provided, however, that the Liquidation Trustee shall provide notice of all fees and expenses to the Oversight Board. If the Oversight Board communicates an objection to the Liquidation Trustee within 10 days of said notice, the Liquidation Trustee must obtain approval from the Bankruptcy Court for payment of any compensation for which the Oversight Board has communicated an objection.

L. Bond. The Liquidation Trustee shall not be required to post a bond with respect to the performance of the obligations and liabilities of the Liquidation Trustee under the Plan or this Agreement.

M. Insurance. The Liquidation Trustee shall obtain insurance with respect to the liabilities and obligations of the Liquidation Trustee and the Oversight Board under this Agreement (in the form of an errors and omissions policy or other appropriate policy), the costs and expenses of which shall be paid by the Liquidation Trust, unless both the Liquidation Trustee and the Oversight Board unanimously agree that such insurance shall not be required.

N. Confidentiality. The Liquidation Trustee shall, and shall cause its agents and representatives to, hold strictly confidential and not use for personal gain any material, non-public information of or pertaining to any Person or matter to which any of the Trust Assets relates or of which the Liquidation Trustee has become aware in its capacity as Liquidation Trustee.

O. Final Decree. It shall be the duty of the Liquidation Trustee to seek and obtain a final decree or decrees from the Bankruptcy Court upon full administration of the Liquidation Trust.

P. Termination. The duties, responsibilities and powers of the Liquidation Trustee shall terminate on the date the Liquidation Trust is dissolved under applicable law in accordance with the Plan.

SECTION IV

BENEFICIARIES

A. Maintenance of List of Beneficiaries. The Beneficiaries of the Liquidation Trust are comprised of all holders of Allowed Equity Interests in the Debtor in Class 3A and 3B of the Plan, whether such Equity Interests are Allowed as of or subsequent to the Effective Date. If a holder’s Disputed Equity Interest is resolved and becomes an Allowed Equity Interest, the holder shall receive the same percentage recovery as holders of Allowed Equity Interests in the same Class as if the holder’s Allowed Equity Interest was an Allowed Equity Interest as of the Effective Date

of the Plan; provided, however, that interest shall not be allowed. The Liquidation Trustee shall maintain a register identifying the record holders of Beneficial Interests in the Trust. All references to Beneficiaries shall mean Beneficiaries of record as set forth in the official register maintained by the Liquidation Trustee and the term shall not mean any holder of an Allowed or Disputed Equity Interest that is not recorded as a Beneficiary in such official registry.

B. Identification of Beneficiaries. In order to determine the actual names, addresses and tax identification numbers of the Beneficiaries with respect to the Debtor, the Liquidation Trustee shall be entitled to conclusively rely on the names, addresses and tax identification numbers set forth in (1) the list of registered holders maintained by the Debtor’s transfer agent, (2) the report issued by the Depository Trust Company, or (3) the Proofs of Interest filed against the Debtor with the Bankruptcy Court. Each Beneficiary’s right to any distribution from the Liquidation Trust, which is dependent upon such Beneficiary’s classification under the Plan, shall be that accorded to such Beneficiary under the Plan. Each Distribution by the Liquidation Trustee to the Beneficiaries shall be made in accordance with the terms set forth herein. The Liquidation Trustee may establish a record date that it deems practicable for determining the Beneficiaries for a particular purpose.

C. Withholding. Unless otherwise permitted to be paid directly to a Beneficiary, the Liquidation Trustee shall withhold from the amounts distributable to the Beneficiaries from the Trust Assets at any time such sum or sums as may be required to be withheld under the income tax laws of the United States or of any state or political subdivision thereof or any other governmental entity.

D. Tax Identification Numbers. The Liquidation Trustee shall require any Beneficiary to furnish to the Liquidation Trustee its Employer or Taxpayer Identification Number as assigned by the IRS or any other applicable governmental entity, and the Liquidation Trustee may condition any Distribution to any Beneficiary upon receipt of such identification number. For the avoidance of doubt, the Liquidation Trustee may request Bankruptcy Court authority to release funds set aside for Distribution to Beneficiaries who have not provided proper tax identification numbers and make those funds available to the remaining Beneficiaries.

SECTION V

LIQUIDATION TRUST OVERSIGHT BOARD

A. Duties and Powers. The Oversight Board is established pursuant to the terms of the Plan and shall function consistent with the Plan and this Agreement. The Oversight Board shall represent the interests of the holders of Beneficial Interests during the existence of the Liquidation Trust, and shall have the obligation to undertake in good faith each of the acts and responsibilities set forth for the Oversight Board in this Agreement or in the Plan for the benefit of the Beneficiaries. The Oversight Board shall begin to act on the date this Agreement is signed and shall oversee the actions of the Liquidation Trustee in accordance with the terms of this Agreement until further Order of the Bankruptcy Court.

B. Oversight Board Members. The Confirmation Order shall confirm the appointment of the initial Oversight Board. The Oversight Board shall consist of three (3) members. The initial three members shall be from the members of the Equity Committee. In the event that less than three (3) of the members of the Equity Committee notify counsel to the Equity

Committee of their intent to serve on the Oversight Board within fifteen (15) days prior to the Confirmation Hearing, then the Equity Committee will either (i) choose from among the holders of Allowed Class 3A Equity Interests to fill any vacancy until three (3) members of such designation have been selected or (ii) elect not to fill the vacancy. In the event of the resignation of a member of the Oversight Board, the remaining members may, but need not, designate a successor from among the holders of Allowed Class 3A Equity Interests. Unless and until any such vacancy is filled, the Oversight Board shall function with such reduced membership. Notwithstanding any other provision of this Agreement, the Plan, or the Confirmation Order, Peter Yip, Anthony Ip, and Nicola Chu Ming Nga, and anyone acting under the control or direction of any of them, are not eligible to be members of the Oversight Board.

C. Oversight Board is a Fiduciary. The fiduciary duties that applied to the Equity Committee prior to the Effective Date, as limited by the exculpations, indemnifications, releases and other protections provided in the Plan, this Agreement, and the Confirmation Order, shall apply to the Oversight Board. The duties, rights and powers of the Oversight Board shall terminate upon the termination of the Liquidation Trust.

D. Material Decisions. The Liquidation Trustee must obtain the consent or approval of the Oversight Board before making any of the following decisions (each, a “Material Decision”) which may, where indicated below, be obtained by Notice Approval (as defined below):

1.	the Liquidation Trustee’s commencement of the prosecution of any Cause of Action or the settlement of any Cause of Action where the claim asserted exceeds $500,000.

Notwithstanding any provision herein to the contrary, the approval of any Material Decision that the Liquidation Trustee may obtain by Notice Approval may be obtained in the following manner (such process being referred to herein as “Notice Approval”): The Liquidation Trustee shall give written notice to the Oversight Board of any request to approve a Material Decision. The Oversight Board shall have two (2) Business Days to deliver a response to such request to the Liquidation Trustee. In the event emergency action is required with respect to any such matter as to which the Liquidation Trustee is seeking Notice Approval and the Liquidation Trustee is unable to provide two (2) Business Days’ notice as required herein, then, to avoid injury or harm to the Trust Assets or its Beneficiaries, the Liquidation Trustee may in its written request to approve a Material Decision shorten the notice period (a “Shortened Notice”) and shall therein give such notice as may be practicable under the circumstances. If the Liquidation Trustee does not receive a written objection to such request from a member of the Oversight Board within the applicable time period as provided herein or in any Shortened Notice, the Liquidation Trustee shall be deemed to have obtained the approval and consent of such member of the Oversight Board to the Liquidation Trustee’s request to approve such Material Decision. All requests to approve a Material Decision, including any Shortened Notice, and all responses, if any, shall be given in accordance with Section XI.H of this Agreement, which allows for notice by electronic mail, among other means. “Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in New York City are authorized by law to close.

In the event that the Liquidation Trust Oversight Board declines to approve a Material Decision, then the dispute shall promptly be brought before the Bankruptcy Court for resolution. After consulting with the Oversight Board, the Liquidation Trustee may also, but is not required to, submit a proposed settlement to the Bankruptcy Court for its approval of any settlement.

If any decision described in paragraphs 1 above of this Section V.D is to be effectuated by the Debtor after the Effective Date of the Plan, rather than effectuated by the Liquidation Trust or the Liquidation Trustee, then the Debtor shall obtain the consent or approval of the Oversight Board, or follow the requirements applicable to the Liquidation Trustee to obtain Notice Approval, of such decision prior to making such decision, and such decision shall be considered a Material Decision for all purposes under this Agreement.

E. Unanimous Decisions. The Oversight Board shall have the absolute right and power to determine the following by the unanimous vote of all the members of the Oversight Board (each, a “Unanimous Decision”):

1.	to petition the Bankruptcy Court to remove the Liquidation Trustee for Cause (as such term is defined in Section IX.A below), or to select a successor Liquidation Trustee when a successor is required hereunder.

F. Conflicts. If the Liquidation Trustee in good faith perceives a conflict between a provision of this Agreement and a direction by the Oversight Board, the Liquidation Trustee may promptly deliver a notice to the Oversight Board requesting clarification and proposing a course of action to be taken by the Liquidation Trustee. If the Liquidation Trustee does not receive a written response within three (3) Business Days after receipt of such notice by the Oversight Board, the Liquidation Trustee may take such actions as it deems advisable and consistent with the terms of the Plan and this Agreement. In the event a response to such notice is timely received and a disagreement among the parties as to the correct course of action persists, the Liquidation Trustee shall promptly seek resolution of such matter by the Bankruptcy Court. In the event emergency action is required by the Liquidation Trustee, and the Liquidation Trustee is unable to provide three (3) Business Days’ prior written notice of a conflict, the Liquidation Trustee is authorized to act notwithstanding the perceived conflict in order to avoid irreparable injury or harm to the Trust Assets and its Beneficiaries and shall give such notice, if any, as may be practicable under the circumstances.

G. Bylaws and Voting; Selection of Chair; Execution of Documents. The members of the Oversight Board may adopt bylaws. A majority of the members of the Oversight Board shall constitute a quorum. Except with regard to a Unanimous Decision, a majority vote is required for the Oversight Board to act on matters before it. In the case of a tie vote, including a tie vote on any Material Decision, the vote of the Liquidation Trustee shall be taken to break the tie. The Oversight Board may meet and vote in person or telephonically, and each member shall be entitled to receive reasonable notice of any such meeting. The members of the Oversight Board shall select a Chair, and the Chair shall be authorized to execute any document and give any notice provided for herein on behalf of the Oversight Board.

H. Reporting. The Liquidation Trustee shall consult with the Oversight Board generally and shall report to the Oversight Board on a regular basis. The Liquidation Trustee shall submit such reports as it deems reasonable to the Oversight Board (but at a minimum quarterly), including, without limitation, reports on the commencement and prosecution of Causes of Action and the proceeds of liquidation of the Trust Assets. The Liquidation Trustee shall also report to the Oversight Board, at the request of any member of the Oversight Board, on any matter that reasonably relates to the Trust Assets; provided, however, that in providing such reports the Liquidation Trustee shall not take any action that will in any way infringe on the attorney-client privilege or jeopardize the viability of on-going litigation by reporting on Causes of Action directly or indirectly to any interested parties that may be on the Oversight Board.

I. No Compensation; Reimbursement of Oversight Board Members. The members of the Oversight Board shall serve without compensation, except for reimbursement of fees and expenses as provided for in the Plan and this Agreement. Oversight Board Members shall be entitled to reimbursement of their actual and reasonable out of pocket expenses as an Oversight Board Member. The Liquidation Trust shall reimburse each member of the Oversight Board for its respective reasonable and documented expenses, including out-of-pocket expenses relating to airfare, hotel, meals and other travel costs, and postage, telephone and facsimile charges, for work performed on behalf of or relating to the administration of the Liquidation Trust or the Oversight Board, and other necessary expenses. The Oversight Board may, in its discretion, retain Professional Persons. The Liquidation Trust shall pay from time to time all reasonable fees and expenses of such Professional Persons and the actual and reasonable out of pocket expenses of Oversight Board Members, with ten days prior notice to the Oversight Board and the Liquidation Trustee, and without approval or order of the Bankruptcy Court, unless the Oversight Board or Liquidation Trustee objects to all or part of the fees and expenses, in which case the allowance of the disputed portion shall be determined by the Bankruptcy Court.

J. Termination. The duties, responsibilities and powers of the Oversight Board shall terminate on the date the Liquidation Trust is dissolved under applicable law in accordance with the Plan.

SECTION VI

DISTRIBUTIONS

A. Application of Trust Assets. The Liquidation Trustee shall apply Trust Assets only in accordance with this Agreement and the Plan.

B. Distributions. The Liquidation Trustee shall distribute at least annually to the Beneficiaries all net cash income plus all net cash proceeds from the liquidation of assets; provided, however, that the Liquidation Trust shall retain such amounts (i) as are necessary to maintain the Disputed Equity Interest Reserve, a Reserve for anticipated Liquidation Trust Expenses, and a Reserve for Liabilities in accordance with the Plan, the Confirmation Order, Order Establishing Reserve Amounts for Disputed Claim of Evolution Capital Management, LLC and Related Indemnity Claims, and Order Establishing Reserve Amount for Disputed Claim of Rajan Vaz, (ii) as are reasonably necessary to meet contingent liabilities and to maintain the value of the assets of the Liquidation Trust during liquidation, (iii) a Reserve for anticipated Liquidation Trust Expenses (including the costs and expenses of the Liquidation Trust, the Liquidation Trustee, and the Oversight Board and the fees, costs and expenses of all professionals retained by the Liquidation Trustee or the Oversight Board, and any taxes imposed on the Liquidation Trust or in respect of the assets of the Liquidation Trust), and (iv) to satisfy other liabilities incurred or assumed by the Liquidation Trust (or to which the assets are otherwise subject) in accordance with the Plan, Confirmation Order or this Liquidation Trust Agreement.

C. Reserves Established by Liquidation Trustee. The Liquidation Trustee shall maintain the Disputed Equity Interest Reserve, a Reserve for anticipated Liquidation Trust Expenses, and a Reserve for Liabilities in accordance with the Plan, the Confirmation Order, Order Establishing Reserve Amounts for Disputed Claim of Evolution Capital Management, LLC and Related Indemnity Claims, and Order Establishing Reserve Amount for Disputed Claim of Rajan Vaz.

D. Priorities. Cash available for distribution pursuant to Paragraph B of this Section VI with respect to the Debtor’s Estate shall be paid in accordance with the priorities provided for in the Plan.

E. Fractional and De Minimis Distributions. All fractional distributions shall be administered as provided for in Section 8.11 of the Plan. The Liquidation Trustee shall be authorized to satisfy, cancel and extinguish the interests of those Beneficiaries for a Cash payment where the total value of the Beneficiaries’ interest is less than $500 based on the initial valuation of Trust Assets as set forth in Section II.F of this Agreement. No Cash Distributions shall be required to be made to any Beneficiary in an amount less than $25.

F. Undeliverable Distributions. Any undeliverable distributions shall be administered as provided for in Section 7.5 of the Plan.

G. Compliance with Laws. Any and all Distributions made by the Liquidation Trustee shall be in compliance with applicable laws, including, but not limited to, applicable tax, federal and state securities laws and the Liquidation Trustee may withhold from amounts distributable to any Person any and all amounts, determined in the Liquidation Trustee’s reasonable sole discretion, to be required by any law, regulation, rule, ruling, directive or other governmental requirement.

H. Repurchase of Beneficial Interests. The Liquidation Trustee is authorized to repurchase, satisfy, cancel or extinguish for no consideration Beneficial Interests that are owned by the Debtor or that have been otherwise issued but are not rightfully held by a Beneficiary.

SECTION VII

REPORTS, TAX MATTERS, BOOKS AND RECORDS

A. Initial Valuation. The Liquidation Trustee shall file with the Bankruptcy Court as soon as practicable after the Effective Date an initial valuation of the Trust Assets, as more particularly described in Section II.F of this Agreement.

B. Annual Financial Statements and Statement to Beneficiaries. As soon as practicable after the end of each calendar year and as soon as practicable upon termination of the Liquidation Trust, the Liquidation Trustee shall (i) submit to the Bankruptcy Court and the

Oversight Board financial statements of the Liquidation Trust at the end of such calendar year or period and the receipts and disbursements of the Liquidation Trust for such period, and (ii) subject to Section VII.D, mail to each Beneficiary a separate statement for each Beneficiary setting forth such Beneficiary’s share of items of income, gain, loss, deduction or credit and advise all such Beneficiaries to report such items on their federal and state income tax returns, except as otherwise provided for U.S. federal income tax purposes in the event that the Liquidation Trustee timely elects to treat any portion of the Liquidation Trust as a “disputed ownership fund” pursuant to § 1.468B-9(c)(2)(ii) of the Treasury Regulations.

C. Quarterly Filings with Bankruptcy Court and U.S. Trustee. From the Effective Date until a Final Decree is entered, the Liquidation Trustee shall, within 45 days of the end of each calendar quarter, file with the Bankruptcy Court and submit to the U.S. Trustee quarterly reports setting forth all receipts and disbursements of the Liquidation Trust as required by the U.S. Trustee guidelines.

D. Federal Income Tax. Except to the extent that any portion of the Liquidation Trust is treated as a “disputed ownership fund” or a “qualified settlement fund” for U.S. federal income tax consequences, the following shall apply:

1.	Tax Reporting. Subject to definitive guidance from the IRS or a court of competent jurisdiction to the contrary (including the issuance of applicable Treasury Regulations, the receipt by the Liquidation Trustee of a private letter ruling if the Liquidation Trustee so requests one, or the receipt of an adverse determination by the IRS upon audit if not contested by the Liquidation Trustee), the Liquidation Trustee shall file returns for the Liquidation Trust as a grantor trust pursuant to Treasury Regulation § 1.671-4(a).

2.	Allocations of Liquidation Trust Taxable Income. Items of income, gain, loss, expense, and other tax items will be allocated to those Beneficiaries that would be entitled to receive such items if they constituted Cash distributions or reductions therefrom, and such Beneficiaries shall be responsible for the payment of taxes on a current basis that result from such allocations.

E. Other Filings. The Liquidation Trustee shall also file (or cause to be filed) any other statements, returns or disclosures relating to the Liquidation Trust that are required to be filed under applicable law, guidelines, rules and regulations of any Governmental Authority.

F. Disputed Ownership Fund—Tax Effect. Notwithstanding anything in this Agreement to the contrary, in the event that the Liquidation Trustee timely elects to treat any portion of the Liquidation Trust subject to Disputed Claims as a “disputed ownership fund” pursuant to § 1.468B-9(c)(2)(ii) of the Treasury Regulations, any holders of Claims who, as of the Effective Date, are holders of Disputed Claims shall, to the extent of such Disputed Claims, not be treated as having received any portion of the Assets as to which legal or beneficial title is transferred to the Liquidation Trust hereunder and shall not be deemed grantors of the Liquidation Trust to the extent of such Disputed Claims for U.S. federal income tax purposes, but rather shall be subject to U.S. federal income taxation in accordance with rules set forth in Section 468B of the Internal Revenue Code and the Treasury Regulations thereunder.

G. Qualified Settlement Fund—Tax Effect. In the event that any portion of the Pan Trust is treated as a “qualified settlement fund” pursuant to § 1.468B-1 of the Treasury Regulations, the U.S. federal income tax consequences shall be determined in accordance with rules set forth in Section 468B of the Internal Revenue Code and the Treasury Regulations thereunder.

H. Books and Records. The Liquidation Trustee shall maintain books and records relating to the Trust Assets, the income of the Liquidation Trust, and the payment of expenses of, the liabilities of or assumed by, and the Claims against the Liquidation Trust in such detail and for such period of time as may be necessary to enable it to make full and proper accounting in respect thereof in accordance with applicable law. Such books and records shall be maintained on a modified Cash or other comprehensive basis of accounting necessary to facilitate compliance with the tax reporting requirements of the Liquidation Trust. Except for reports required by this Section VII, nothing in this Agreement requires the Liquidation Trustee to file any accounting with respect to Trust Assets. Holders of the Beneficial Interests shall have the right upon thirty (30) days’ prior written notice delivered to the Liquidation Trustee to inspect such books and records (including financial statements), subject, however, to the requesting Person entering into a confidentiality agreement, satisfactory in form and substance to the Liquidation Trustee, prior to such inspection. Nothing in this Agreement provides any Beneficiary with a right to review, inspect, seek discovery of or otherwise obtain any information that is privileged or subject to a third party’s rights of privacy or confidentiality.

SECTION VIII

LIMITATION OF LIABILITY

A. Exculpation. Neither the Liquidation Trustee nor any member of the Oversight Board, nor their respective employees, professionals, agents, representatives or designees, including any Trust Administrator, nor any director, officer or manager of the Debtor or any of its subsidiaries who held such position on or after the Effective Date (each, a “Liquidation Trust Exculpated Party” and collectively, the “Liquidation Trust Exculpated Parties”), shall be liable for any Claims, Equity Interests, causes of action, liabilities, obligations, losses, damages, costs and expenses (including attorneys’ fees and expenses), and other assertions of liability (collectively “Liquidation Trust Released Claims”) arising out of the discharge of the powers and duties conferred upon the Liquidation Trustee or the Oversight Board by this Agreement, the Plan or any Order of the Bankruptcy Court, or requested to be performed by the Liquidation Trustee or any member of the Oversight Board, other than for Liquidation Trust Released Claims determined by a Final Order to have arisen or resulted solely from such Liquidation Trust Exculpated Party’s gross negligence or willful misconduct. Any action taken or omitted to be taken with the approval of the Bankruptcy Court or the Oversight Board will conclusively be deemed not to constitute gross negligence or willful misconduct. With regard to the investment of Trust Assets, no Liquidation Trust Exculpated Party shall have any liability for any decision regarding the investment of Trust Assets if that investment decision is approved by the Oversight Board or the Bankruptcy Court. No holder of a Claim or other Person will have or be permitted to pursue any Claim or cause of action against any Liquidation Trust Exculpated Party for making or approving, or not making or approving, payments or Distributions in accordance with the Plan or for implementing the provisions of the Plan. The

Liquidation Trustee and the members of the Oversight Board shall have absolute discretion to pursue or not to pursue any and all Claims, Causes of Action, or other matters, activities or things as it determines is in the best interests of the Beneficiaries using their reasonable business judgment and consistent with the purposes of the Liquidation Trust, and shall have no liability for the outcome of their decisions, except as provided in this paragraph. The Liquidation Trustee shall be entitled to enjoy all of the rights, powers, immunities and privileges applicable to a chapter 7 trustee under the Bankruptcy Code and the Oversight Board shall be entitled to enjoy all of the rights, powers, immunities and privileges of an official committee of equity holders under the Bankruptcy Code. Each of the Liquidation Trustee and the members of the Oversight Board, may, in connection with the performance of its respective functions, and in its sole and absolute discretion, consult with its attorneys, accountants, financial advisors and agents, and shall not be liable for any act taken, not taken, or suffered to be done in accordance with advice or opinions rendered by such persons, regardless of whether such advice or opinions are provided in writing. Notwithstanding such authority, neither the Liquidation Trustee nor any member of the Oversight Board shall be under any obligation to consult with its attorneys, accountants, financial advisors or agents, and their determination not to do so shall not result in the imposition of liability on the Liquidation Trustee or such member or any other Liquidation Trust Exculpated Party, unless such determination is determined by a Final Order to be solely due to such Liquidation Trust Exculpated Party’s gross negligence or willful misconduct.

B. Indemnification. To the fullest extent permitted by applicable law, the Liquidation Trust shall indemnify, defend and hold harmless each Liquidation Trust Exculpated Party from and against any and all Liquidation Trust Released Claims arising out of or resulting from such Liquidation Trust Exculpated Party’s acts or omissions, or consequences of such acts or omissions, with respect to the implementation or administration of the Liquidation Trust or the Plan or the discharge of its duties hereunder or thereunder, or at the request of the Liquidation Trustee or any member of the Oversight Board, including without limitation, relating to any action, suit, proceeding or investigation brought by or threatened against such Liquidation Trust Exculpated Party; provided, however, that no such indemnification will be made to such Liquidation Trust Exculpated Party for Liquidation Trust Released Claims determined by a Final Order to have arisen or resulted solely from such Liquidation Trust Exculpated Party’s gross negligence or willful misconduct. All Liquidation Trust Released Claims for which indemnity is provided under this Agreement to any Liquidation Trust Exculpated Party shall be payable on demand from Trust Assets prior to payment to Beneficiaries from Trust Assets. The Liquidation Trustee may commit the Liquidation Trust to indemnify any Liquidation Trust Exculpated Party in accordance with the terms of this Section in any engagement letter or contract that the Liquidation Trustee may enter into in connection with hiring or retaining such third parties pursuant to this Agreement.

SECTION IX

SUCCESSOR LIQUIDATION TRUSTEE

A. Removal. A holder of an Allowed Class 3A Equity Interest, including a member of the Oversight Board, upon application, and upon a showing of willful misconduct or gross negligence and upon prior notice to the Liquidation Trustee and the Liquidation Trust Oversight Board, may move the Bankruptcy Court to remove the Liquidation Trustee from its role as Liquidation Trustee. The movant shall have the burden of establishing such cause as aforesaid for such requested removal. The Oversight Board may remove the Liquidation Trustee at any time by written notice to the Liquidation Trustee.

B. Resignation; Death. In the event of the resignation or removal, death, or incapacity of the Liquidation Trustee, the Oversight Board shall designate another Person to become Liquidation Trustee and such successor Liquidation Trustee, without any further act, shall become fully vested with all of the rights, powers, duties, and obligations of its predecessor, under terms to be agreed by the successor Liquidation Trustee and the Oversight Board. In the event of extended delay by the Oversight Board to appoint a successor, the Bankruptcy Court shall appoint a successor. In the event of the resignation of the Liquidation Trustee, the Liquidation Trustee shall remain as the Liquidation Trustee until such time as the Liquidation Trust Oversight Board, or the Bankruptcy Court if the Liquidation Trust Oversight Board fails to act within thirty (30) days of resignation, designates a successor.

C. Continuation of Liquidation Trust. The death, resignation or removal of the Liquidation Trustee shall not operate to terminate the Liquidation Trust created by this Agreement or revoke any existing agency created pursuant to the terms of this Agreement or invalidate any action taken by the Liquidation Trustee. The Liquidation Trustee agrees that the provisions of this Agreement shall be binding upon and inure to the benefit of the Liquidation Trustee and the Liquidation Trustee’s successors or assigns. In the event of the resignation or removal of the Liquidation Trustee, the Liquidation Trustee shall (if alive and competent) promptly perform each of the following:

1.	execute and deliver by the effective date of resignation or removal instruments conveying and transferring to such successor Liquidation Trustee under the Liquidation Trust all the estates, properties, rights, powers, and trusts of such predecessor Liquidation Trustee, and such other documents, instruments and other writings as may be reasonably required by the successor Liquidation Trustee to effect the termination of the resigning or removed Liquidation Trustee’s capacity under this Agreement;

2.	deliver to the successor Liquidation Trustee all documents, instruments, records and other writings relating to the Liquidation Trust as may be in the possession or under the control of the resigning or removed Liquidation Trustee, and

3.	assist and cooperate in effecting the assumption of the resigning or removed Liquidation Trustee’s obligations and functions by the successor Liquidation Trustee.

The resigning or removed Liquidation Trustee hereby appoints the successor Liquidation Trustee as its attorney-in-fact and agent with full power of substitution and in its name, place and stead to do any and all such acts that such resigning or removed Liquidation Trustee is obligated to perform under this Section. This power of attorney is coupled with an interest and is irrevocable.

SECTION X

EVIDENCE OF AND NON-TRANSFERABILITY OF BENEFICIARY’S INTERESTS

A. Beneficial Interests Maintained in Book Entry Form. All Beneficial Interests shall be uncertificated and deemed issued by book entry only, in the register maintained by the Liquidation Trustee.

B. Non-Transferability of Beneficial Interests. Subject to Section X.C below, the Beneficial Interests are non-transferable. Any purported assignment, pledge, mortgage, sale, transfer or other disposition other than as permitted by Section X.C below shall be void and will not be registered on the register maintained by the Liquidation Trustee.

C. Limited Exception to Non-Transferability of Beneficial Interests. The Beneficial Interests of any Beneficiary in the Liquidation Trust are not transferable except after written notice to the Liquidation Trustee only: (i) pursuant to applicable laws of descent and Distribution (as in the case of a deceased individual Beneficiary); or (ii) by operation of law (as in the case of a merger of a Beneficiary that is an entity or divorce). The Liquidation Trustee shall not be required to record any transfer in favor of any transferee which, in the sole discretion of the Liquidation Trustee, is or might be construed to be ambiguous or to create uncertainty as to the holder of the interest in the Liquidation Trust or constitute a violation of applicable laws or might cause the Liquidation Trust to be required to register the Beneficial Interests in the Liquidation Trust under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and any other applicable federal, state and local laws requiring registration of securities. Until a transfer of a Beneficial Interest is in fact recorded on the books and records maintained by the Liquidation Trustee for the purpose of identifying Beneficiaries, the Liquidation Trustee, whether or not in receipt of documents of transfer or other documents relating to the transfer, may nevertheless make distributions and send communications to Beneficiaries, as though it has no notice of any such transfer, and in so doing the Liquidation Trustee shall be fully protected and incur no liability to any purported transferee or any other Person.

D. Beneficial Interests in Liquidation Trust Not a Security. To the extent that the Beneficial Interest (or any underlying economic or other interest or part thereof) are deemed to be “securities”, the issuance of Beneficial Interests under the Plan shall be exempt, pursuant to § 1145 of the Bankruptcy Code, from registration under any applicable federal, state and local laws requiring registration of securities. If the Liquidation Trustee determines, with the advice of counsel, that the Liquidation Trust is required to comply with registration and reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the Investment Company Act of 1940, as amended (the “Investment Company Act”), then the Liquidation Trustee shall take any and all actions to comply with such registration and reporting requirements, if any, and file periodic reports with the Securities and Exchange Commission (the “SEC”) after the filing of a motion with the Bankruptcy Court seeking approval to do so, and the entry of a Final Order of the Bankruptcy Court so directing, Notwithstanding the foregoing procedure, if the Liquidation Trustee determines, with the advice of counsel, that the Liquidation Trust is required to comply with the registration and reporting requirements of the Exchange Act or the Investment Company Act, then prior to the registration of the Liquidation Trust under the Exchange Act or the Investment Company Act, the Liquidation Trustee in consultation with the Oversight Board shall seek to amend this Agreement to make such changes as are deemed necessary or appropriate to ensure that neither the Liquidation Trust nor the Beneficial Interests (or any underlying economic or other interest or part thereof) is subject to registration or reporting requirements of the Exchange Act, or the Investment Company Act, and this Agreement, as so amended, shall be effective after notice and opportunity for and the entry of a Final Order of the Bankruptcy Court. If the Agreement, as amended, is not approved by Final Order of the Bankruptcy Court or the Bankruptcy Court otherwise determines in a Final Order that registration under one or both of the Exchange Act or Investment Company Act is required, then the Liquidation Trustee shall take such actions as may be required to satisfy the registration and reporting requirements of the Exchange Act and/or the Investment Company Act, as applicable.

SECTION XI

MISCELLANEOUS

A. Amendment; Waiver. This Agreement cannot be amended or waived without the majority vote of the Oversight Board (or, in the event that there are less than three (3) members then serving, the unanimous vote of the Oversight Board) and the consent of the Liquidation Trustee; provided, however, that no change shall be made to this Agreement that would adversely affect the federal income tax status of the Liquidation Trust as a “grantor trust” in accordance with Section VII.D. All amendments to this Agreement shall be in writing and signed by the Liquidation Trustee and the Chair of the Oversight Board.

B. Intention of Parties to Establish Grantor Trust. This Agreement is intended to create a grantor trust for United States federal income tax purposes and, to the extent provided by law, shall be governed and construed in all respects as a grantor trust.

C. Successor; Preservation of Privilege. The Liquidation Trust shall be the successor to the Debtor and/or the Equity Committee for the purposes of §§ 1123, 1129, 1142 and 1145 of the Bankruptcy Code and with respect to all Causes of Action and other litigation-related matters. In connection with the rights, Claims, and Causes of Action that constitute the Trust Assets, any attorney-client privilege, work-product privilege, or other privilege or immunity attaching to any documents or communications (whether written, or oral) transferred to the Liquidation Trust shall vest in the Liquidation Trust and its representatives, and the Debtor, the members of the Equity Committee, and the Liquidation Trustee are authorized and directed to take all necessary actions to effectuate the transfer of such privileges. The Liquidation Trustee and the Oversight Board shall be deemed to have a joint and common interest and, as such, communications among the Liquidation Trustee and the Oversight Board shall be protected from disclosure. The Liquidation Trustee may waive its attorney-client privilege with respect to any Cause of Action or other litigation-related matter, or portion thereof, in the Liquidation Trustee’s discretion, subject to the approval of the Oversight Board.

D. Bankruptcy Court Jurisdiction. As provided in Article 12 of the Plan, the Bankruptcy Court has and shall retain post-Confirmation jurisdiction over all controversies, suits and disputes that may arise under this Agreement, including, without limitation, the interpretation or enforcement of this Agreement, the distribution of Trust Assets (including without limitation the

Persons entitled to receive any distribution and jurisdiction over any interpleader action that the Liquidation Trustee may file in the Bankruptcy Court to determine the identity of such Persons), the maintenance or liquidation of any Entity Assets by any Liquidation Trust Entity, the maintenance or liquidation of any Retained Assets by any Debtor, any petition to remove the Liquidation Trustee, and any disputes between the Liquidation Trustee, the Liquidation Trust, the Oversight Board, and holders of Claims or Interests. The Liquidation Trustee shall also have standing in any such proceeding to represent and enforce the rights of the Liquidation Trust and the Beneficiaries arising under this Agreement or the Plan, and the Oversight Board shall have standing in any such proceeding to appear. Any and all Claims against or disputes to which the Liquidation Trustee or the Oversight Board is a party regarding this Agreement, the amount of distributions to be made hereunder or under the Plan, or the Persons to whom such distributions should be remitted, are subject to the exclusive jurisdiction of the Bankruptcy Court, to the extent the Bankruptcy Court has retained post-Confirmation jurisdiction over such matter.

E. Books and Records. On the first Business Day following the formation of the Liquidation Trust, or as soon as practicable thereafter, the Debtor shall provide and the Liquidation Trust shall take possession, custody, and control of all books and records of Debtor, including, without limitation, all books and records necessary to the making of distributions, prosecution of objections to Equity Interests, prosecution of Causes of Action, and the analysis, recovery and disposition of the Trust Assets. All such books and records shall be preserved for so long as may be necessary for the prosecution or defense of any Causes of Action, or any Equity Interest objection filed by the Liquidation Trust, after which the Liquidation Trust shall be authorized and empowered to abandon and/or destroy said books and records, in the Liquidation Trustee’s discretion, after providing a notice of abandonment pursuant to the Bankruptcy Code and Bankruptcy Rules which shall only be served on the Liquidation Trust Oversight Board and the SEC.

F. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia, without giving effect to rules governing the conflict of law.

G. Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall be determined by a Final Order of a court of competent jurisdiction to be invalid or unenforceable to any extent, then (a) such provision shall be deemed enforceable only to the extent necessary to comply with applicable law, as applied to any Persons or circumstances as to which it is held invalid or unenforceable, and shall be enforced as so modified to the fullest extent permitted by law, and (b) the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and shall be valid and enforced to the fullest extent permitted by law.

H. Notices. All notices, demands, consents, requests and other communications required or permitted to be given or made hereunder (collectively, “Notices”), except as otherwise specifically provided in this Agreement, shall be in writing, addressed to such party at its address as set forth below, and either (a) delivered in person, (b) mailed, by certified, registered or express mail, postage prepaid, (c) sent in a prepaid overnight delivery envelope via a nationally-recognized courier service (such as Federal Express), (d) faxed, or (e) sent by e-mail; provided that any party may change its address for notice by designating such party’s new address, facsimile number or e-mail address in a Notice to the sending party given at least five (5) Business Days before it shall become effective. All Notices shall be conclusively deemed to have been properly given when received or, if addressed in accordance with this Section and (1) if delivered in person, upon receipt, (2) if mailed by certified, registered or express mail, postage prepaid, on the third (3rd) Business Day after being deposited in the mails, (3) if sent by nationally-recognized courier service, on the next Business Day, (4) if faxed, when sent if confirmation of the transmission is shown on the sending machine, and (5) if e-mailed, when sent if no delivery failure message is received.

If to the Debtor:

CDC Corporation

c/o Marcus A. Watson

Finley, Colmer and Company

5565 Glenridge Connector, Ste. 200

Atlanta, GA 30342

Facsimile: (678) 579-5808

E-mail: marc@finleycolmer.net

With a copy to:

Lamberth, Cifelli, Stokes, Ellis & Nason, P.A.

3343 Peachtree Road, N.E

East Tower, Suite 550

Atlanta, GA 30326

Attn: Gregory D. Ellis

Facsimile: (404) 262-9911

E-mail: gellis@lcsenlaw.com

If to the Liquidation Trustee:

Marcus A. Watson

Finley, Colmer and Company

5565 Glenridge Connector, Ste. 200

Atlanta, GA 30342

Facsimile: (678) 579-5808

E-mail: marc@finleycolmer.net

With a copy to:

Troutman Sanders LLP

600 Peachtree Street

Suite 5200

Atlanta, GA 30308

Attn: Jeffrey W. Kelley

Facsimile: (404) 962-6847

E-mail: jeff.kelley@troutmansanders.com

And also a copy to:

Lamberth, Cifelli, Stokes, Ellis & Nason, P.A.

3343 Peachtree Road, N.E

East Tower, Suite 550

Atlanta, GA 30326

Attn: Gregory D. Ellis

Facsimile: (404) 262-9911

E-mail: gellis@lcsenlaw.com

If to members of the Oversight Board:

Jeffery P. Minor

5848 Mitchaw Rd.

Sylvania, OH 43650

Email: jsjmm@yahoo.com

Henderson Construction Co., Inc.

c/o Greg Henderson

6 Power Way

Stafford, VA 22554

Fax: 540-374-3463

Email: lnkstr30@comcast.net

Diane R. Antasek

c/o Ron Antasek

4093 SW 98 St.

Ocala Fl. 34476

Email: rja4dra4@yahoo.com

I. Notices if to a Beneficiary. Any notice or other communication hereunder shall be in writing and shall be deemed to have been sufficiently given, for all purposes, if given by means reasonably calculated to apprise the Beneficiary.

J. Third-Party Beneficiary. There shall be no third-party beneficiaries of the Liquidation Trust; provided, however, that the Oversight Board shall be an express third-party beneficiary hereof.

K. Headings. The section headings contained in this Agreement are solely for convenience of reference and shall not affect the meaning or interpretation of this Agreement or of any term or provision hereof.

L. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument. A facsimile copy of a signature page is the equivalent of an original signature page.

M. Definitions; Rules of Construction. Capitalized terms used herein without definition shall have the respective meanings assigned to such terms in the Plan. References to a “Section” or “§”shall be to a Section to this Agreement unless otherwise specifically provided. Any term defined therein may be used in the singular or plural. The terms “include,” “includes” and “including” shall be deemed to be followed by “without limitation.” All pronouns used therein shall be deemed to cover all genders. Except as otherwise specified or limited therein, references to any Person include the successors and assigns of such Person. References “from” or “through” any date mean, unless otherwise specified, “from and including” or “through and including,” respectively. Unless otherwise specified therein, all payments described or references to “$” therein shall refer to United States Dollars. References to any agreement, instrument or document shall include all schedules, exhibits, annexes and other attachments thereto.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have either executed and acknowledged this Agreement, or caused it to be executed and acknowledged on their behalf by their duly authorized officers all as of the date first above written.

SIGNED, SEALED AND	)
DELIVERED by the DEBTOR,	)
CDC CORPORATION,	)
	)	/s/ Marcus A. Watson
	)	Marcus A. Watson, in his capacity as
	)	Director of CDC Corporation and
	)	Chief Restructuring Officer of the Debtor

LIQUIDATION TRUSTEE:	)
	)	/s/ Marcus A. Watson
	)	Marcus A. Watson, in his personal capacity

Exhibit A

Engagement Letter

Exhibit B

Retained Assets

•	The Effective Date Available Cash, as defined in the Plan and in the amount approved by the Bankruptcy Court.